Exhibit 1

MIND CTI Reports Third Quarter 2023 Results

Yoqneam, Israel, November 8, 2023 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2023.

The following will summarize our major achievements in the third quarter of 2023, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2023 Financial Highlights

●	Revenues were $5.3 million, same as in the third quarter of 2022.

●	Operating income was $1.2 million, compared to $1.4 million in the third quarter of 2022.

●	Net income was $1.3 million, or $0.06 per share, same as in the third quarter of 2022.

●	Cash flow from operating activities was $1.0 million, same as in the third quarter of 2022.

●	Multiple follow-on orders.

●	Cash position was $15.9 million as of September 30, 2023.

Nine Months Financial Highlights

●	Revenues were $16.0 million, compared to $16.2 million in the first nine months of 2022.

●	Operating income was $3.6 million, compared to $4.3 million in the first nine months of 2022.

●	Net income was $3.7 million, or $0.19 per share, compared to $4.0 million, or $0.20 per share in the first nine months of 2022.

●	Cash flow from operating activities in the first nine months of 2023 was $3.4 million, compared to $3.1 million in the first nine months of 2022.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “These are sad and challenging times for Israel, but we continue to operate as usual and support our customers worldwide. MIND is a global company, operating from different countries, according to an extensive business continuity plan that ensures seamless delivery, development, and ongoing support to our customers.

“We continue to experience healthy demand from existing customers. We are pleased with our timely completion of milestones in ongoing projects and the recurrent revenue stream.

“We thank our customers and partners for their care, kind words and support for the State of Israel.”

Revenue Distribution for Q3 2023

Europe represented 49% (including the messaging segment revenues in Germany that represented 35%), the Americas represented 38%, and the rest of the world represented 13% of total revenues.

Customer care and billing software totaled $2.9 million, or 55% of total revenues, enterprise messaging and payment solutions were $1.9 million, or 35% of total revenues, and enterprise call accounting software totaled $0.5 million, or 10% of total revenues.

Revenue Distribution for Nine Months 2023

Europe represented 51% (including the messaging segment revenues in Germany that represented 36%), the Americas represented 38%, and the rest of the world represented 11% of total revenues.

Customer care and billing software totaled $8.6 million, or 54% of total revenues, enterprise messaging and payment solutions were $5.8 million, or 36% of total revenues, and enterprise call accounting software totaled $1.6 million, or 10% of total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2023	2022	2023	2022
	U.S. dollars in thousands (except per share data)

REVENUES	$5,264	$5,254	$16,003	$16,183
COST OF REVENUES	2,590	2,470	7,912	7,455
GROSS PROFIT	2,674	2,784	8,091	8,728
OPERATING EXPENSES:
Research and development	865	866	2,670	2,658
Selling and marketing	240	188	804	621
General and administrative	354	348	1,022	1,134
Total operating expenses	1,459	1,402	4,496	4,413
OPERATING INCOME	1,215	1,382	3,595	4,315
FINANCIAL INCOME (EXPENSES), net	142	4	432	(57)
INCOME BEFORE TAXES ON INCOME	1,357	1,386	4,027	4,258
TAXES ON INCOME	107	96	294	243
NET INCOME	$1,250	$1,290	$3,733	$4,015

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.06	$0.06	$0.19	$0.20
Diluted	$0.06	$0.06	$0.18	$0.20

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,212	20,107	20,158	20,093
Diluted	20,489	20,359	20,460	20,388

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,576	$5,265
Short-term bank deposits	13,184	12,040
Marketable securities	176	174
Accounts receivable, net	1,782	2,357
Other current assets	411	293
Prepaid expenses	439	169
Total current assets	18,568	20,298

NON-CURRENT ASSETS:
Accounts receivable	766	58
Severance pay fund	1,906	1,914
Deferred income taxes	141	143
Property and equipment, net	221	225
Right-of-use assets, net	750	946
Intangible assets, net	284	374
Goodwill	7,771	7,785
Total assets	$30,407	$31,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$782	$937
Other current liabilities and accruals	1,700	1,978
Current maturities of lease liabilities	253	271
Deferred revenues	2,279	1,986
Total current liabilities	5,014	5,172

LONG-TERM LIABILITIES:
Deferred revenues	82	107
Lease liabilities, net of current maturities	419	615
Employee rights upon retirement	1,909	1,930
Deferred income taxes	85	112
Total liabilities	7,509	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,713	27,546
Accumulated other comprehensive loss	(1,089)	(1,073)
Accumulated deficit	(2,769)	(1,662)
Treasury shares	(1,011)	(1,058)
Total shareholders’ equity	22,898	23,807
Total liabilities and shareholders’ equity	$30,407	$31,743

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,250	$1,290	$3,733	$4,015
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	47	43	147	132
Deferred income taxes, net	(3)	9	(25)	(20)
Accrued severance pay	9	13	28	23
Unrealized loss (gain) from marketable securities, net	(1)	1	(2)	32
Realized gain on sale of marketable securities, net	-	9	-	9
Employees share-based compensation expenses	72	74	213	189
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	2	241	(137)	(563)
Decrease (increase) in other current assets	(51)	54	(119)	(139)
Increase in prepaid expenses	(162)	(23)	(269)	(38)
Increase (decrease) in accounts payable	(257)	191	(152)	380
Increase (decrease) other current liabilities and accruals	352	56	(278)	(561)
Change in operating lease liability	(12)	4	(18)	(100)
Increase (decrease) in deferred revenues	(269)	(938)	268	(240)
Net cash provided by operating activities	977	1,024	3,389	3,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9)	(45)	(53)	(113)
Severance pay funds	(13)	(14)	(41)	(46)
Proceeds from sale of (investment in) marketable securities	-	789	-	(8)
Proceeds from (investment in) short-term bank deposits	(4,482)	(2,951)	(1,144)	1,931
Net cash provided by (used in) investing activities	(4,504)	(2,221)	(1,238)	1,764

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,839)	(5,227)
Net cash used in financing activities	-	-	(4,839)	(5,227)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(22)	(63)	(1)	(180)

DECREASE IN CASH AND CASH EQUIVALENTS	(3,549)	(1,260)	(2,689)	(524)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	6,125	4,918	5,265	4,182
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$2,576	$3,658	$2,576	$3,658

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